Phinder Technologies Inc.
(Formerly known as Digital Rooster.com Ltd.)
366 Bay Street, 12th Floor
Toronto, Ontario, Canada M5H 4B2


Cicely Luckey
Staff Accountant
Securities and Exchange Commission
Washington, D.c. 20549


Re: Response to SEC comments letter from July 7, 2005

August 23, 2005


Dear Ms. Luckey:


     Please accept this letter as a response to the Securities and Exchange Commission comments letter on Digital Rooster.com Ltd response dated March 28, 2005.

Item 5A.1
---------

Operating Results
-----------------

Comment:
--------

1. WE HAVE CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT 2. IN FUTURE FILINGS, REVISE YOUR DISCUSSION OF OPERATING RESULTS TO INCLUDE A MORE DETAILED DISCUSSION OF THE REASON FOR THE CHANGE IN REVENUES, THE CORRELATION BETWEEN REVENUES AND SALARIES, AND THE UNDERLYING REASONS FOR ANY MATERIAL CHANGES IN SALARIES (DECREASE IN WORKFORCE ETC.) SIMILAR TO THE DISCUSSION PROVIDED IN YOUR RESPONSE.

Item, 5B
--------

Liquidity and capital resources
-------------------------------

2. WE HAVE CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT 3. IN FUTURE FILINGS, REVISE YOUR DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES TO PROVIDE A MORE COMPREHENSIVE DISCUSSION OF YOUR LONG AND SHORT TERM SOURCES AND USES OF CASH SIMILAR TO THAT PROVIDED IN YOUR RESPONSE.

Response:
---------
We have amended March 31, 2005 MD&A to include more detailed discussion of operating results and of liquidity and capital resources. We will revise our discussion in future filings.

Comment:
--------

Financial Statements
--------------------

Auditors' Report page 1
-----------------------

3. WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 5. AMEND YOUR MARCH 31, 2005 FORM 20-F TO INCLUDE AN AUDIT REPORT THAT COMPLIES WITH THE REQUIREMENTS IN PCAOB AS 1.

Response:
---------
We have amended our March 31, 2004 and March 31, 2005 Form 20-F to include an audit report that complies with the requirements in PCAOB AS 1.

Comment:
--------

4. WE HAVE CONSIDERED YOUR RESPONSE TO COMMENT 6. AMEND YOUR MARCH 31, 2004 FORM 20-F TO INCLUDE AN AUDITED INCOME STATEMENT AND STATEMENT OF CASH FLOWS FOR THE THREE YEARS ENDED MARCH 31, 2004 IN ACCORDANCE WITH ITEMS 8 AND 17 OF FORM 20-F AND RULE 3-02 OF REGULATION S-X.

Response:
---------
We have amended our March 31, 2004 and March 31, 2005 Form 20-F to include an audited income statement and statement of cash flows for three years ended March 31, 2004 and March 205 respectively.

Comment:
--------

Consolidated Statement of Cash Flows page 5
-------------------------------------------

5. WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 8. AMEND YOU MARCH 31, 2004 FORM 20-F TO PROPERLY PRESENT THE IMPACT OF THE STOCK DIVIDE EFFECTED AS A STOCK SPLIT IN THE EARLIEST PERIOD PRESENTED.

Response:
---------
We have amended our March 31, 2004 and March 31, 2005 Form 20-F to properly present the impact of the stock dividend effected as a stock split in the earliest period presented.

Comment
-------

Gain on dilution of investment in subsidiary page 15
----------------------------------------------------

6. WE HAVE CONSIDERED YOUR RESPONSE TO COMMENT 9. WE ARE STILL UNSURE HOW YOU DETERMINED THAT IT WOULD BE APPROPRIATE TO RECOGNIZE A GAIN ON THE ISSUANCE OF TREASURY SHARES RATHER THAN RECORDING THE AMOUNT AS ADDITIONAL PAID IN CAPITAL. ADDITIONALLY WE ARE UNSURE OF THE GUIDANCE YOU ARE RELYING ON TO CONSOLIDATE AVRADA BASED ON YOUR 42% OWNERSHIP INTEREST.

Response:
---------

We have restated our previously issued 2004 consolidated financial statements to record a dilution gain of $67,000, a minority interest of $1,000 and contributed surplus of $491,144 (please see Note 10 to the attached 2004 financial statements).

The Company has consolidated the financial results of its subsidiary Avrada Inc. (Avrada), in which the Company has 42% ownership interest, in accordance with the provisions of Regulation SX 3A.02 which clearly exhibits the financial position and results of operations of the registrant and subsidiaries.

Although the Company owns directly 42% ownership interest in Avrada , additional 16% owned by related shareholders, making the total of 58% of Avrada shares owned by the Company shareholders. The Company had full control on the affairs of Avrada and made all strategic business decisions at the financial and board level, exercising effective control over the subsidiary. In addition, the Company funds the business activities of Avrada as Avrada does not have sufficient funds to finance its activities without financial support from the Company. The Company makes all financial, management, operating and strategic decisions for the success of Avrada.



Sincerely,


John van Arem
Chief Executive Officer